March 25, 2019

Jay Williamson

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:

Collaborative Investment Series Trust, File Nos. 811-23306 and 333-221072

Dear Mr. Williamson:

On January 4, 2019, the Collaborative Investment Series Trust (the “Trust” or the “Registrant”), on behalf of its series, Tactical Income ETF (the “Fund”) filed post-effective amendment No. 7 to the Trust’s registration statement. The amendment was filed pursuant to rule 485(a)(2) under the Securities Act of 1933 to add a new series to the Trust. On February 22, 2019, you provided comments by phone to Brian Doyle-Wenger. Please find below a summary of those comments and the Registrant’s responses, which the Registrant has authorized Thompson Hine LLP to make on its behalf. Capitalized terms not otherwise defined herein have the meanings ascribed to them in the prospectus and statement of additional information.

Prospectus:

Cover

1.

Comment. If applicable, please provide the disclosure required by Item 1(a)(5) on the Fund’s front cover with respect to the optional internet availability of shareholder reports.

Response. The following disclosure has been added:

Beginning on January 1, 2021, as permitted by regulations adopted by the Securities and Exchange Commission, paper copies of the Fund’s shareholder reports will no longer be sent by mail, unless you specifically request paper copies of the reports. Instead, the reports will be made available on the Fund’s website www.belpointe.com, and you will be notified by mail each time a report is posted and provided with a website link to access the report.

If you already elected to receive shareholder reports electronically, you will not be affected by this change and you need not take any action. You may elect to receive shareholder reports and other communications from the Fund electronically by contacting your financial intermediary (such as a broker-dealer or bank) or, if you are a direct investor, by following the instructions included

March 25, 2019

with paper Fund documents that have been mailed to you. You may also elect to receive all future reports in paper free of charge.

2.

Comment. Please provide an update regarding the status of the Registrant’s application for exemptive relief and confirm whether the Registrant will delay the Fund’s effectiveness until exemptive relief is granted.

Response. The Registrant filed Amendment No. 1 to its application for exemptive relief on February 25, 2019. The Registrant confirms that it filed a BXT delaying effectiveness until April 12, 2019 and will continue to do so until exemptive relief is granted.

Fee Table

3.

Comment. Please revise the Fee Table header to disclose that brokerage fees are not reflected in the fee table.

Response. The disclosure has been revised as follows (added text is underlined):

This table describes the fees and expenses, including any brokerage fees, that you may pay if you buy and hold shares of the Fund.

4.

Comment. Please verify the Fee Table calculation and provide to the Staff, in the correspondence filing, an updated Fee Table.

Response. The Registrant has reviewed the Fee Table and included an updated Fee Table as exhibit A to this letter.

5.

Comment. Please confirm the expense waiver and reimbursement will be effective for one year from the effectiveness of the registration statement.

Response.  The Registrant confirms the expense waiver and reimburse agreement will be effective for one year from the effectiveness of the registration statement.

Investment Strategies

6.

Comment.  Please revise your Item 4 and Item 9 disclosures to more clearly explain the adviser’s investment process, how the adviser decides to buy, sell, or hold investments, and construct the portfolio as a whole. Please explain what market trends the adviser considers and what factors make a trend negative or positive and how the adviser allocates between asset classes.

Response. The following disclosure has been added to the Fund’s Item 9 disclosures:

March 25, 2019

The sub-adviser uses multiple investment models that combine market trend and counter trend following, and market analysis across asset classes to determine when to buy, sell, or hold a security. The sub-adviser uses trend following models to track and purchase securities that are perceived as increasing in value and to avoid securities that are perceived to be decreasing in value. Furthermore, the sub-adviser uses intermarket analysis to look for divergences between asset classes that tend to either move together or move apart.

Principal Risks

7.

Comment. For the sake of clarity, please revise the Inverse ETF risk disclosure.

Response. The disclosure has been revised as follows (added text is underlined and deleted text is struck):

~~Inverse ETFs may employ leverage, which magnifies tend to limit the changes in the Fund’s participation in overall market-wide gains. Accordingly, their performance over longer terms can perform very differently than underlying stock index upon which they are based assets and benchmarks, and volatile markets can amplify this effect. Any strategy that includes inverse securities could cause the Fund to suffer significant losses.~~ Inverse ETFs seek to provide the inverse daily return of a particular index or group of securities. Over time, the Inverse ETF’s returns may differ dramatically from the returns of the underlying index or group of securities. Longer holding periods and market volatility will exacerbate the differences in the Inverse ETF’s returns compared to those of the index or group of securities. It is possible that an Inverse ETF may decline in value even when the value of the index or group of securities falls.

8.

Comment.  Please briefly revise the ETN Risk to address credit risks associated with ETNs.

Response. The disclosure has been revised as follows (added text is underlined):

ETNs are unsecured contractual obligations issue by a bank or broker-dealer. Accordingly, ETNs are subject to the risk that the issuer bank or broker dealer will not fulfill its obligations, potentially resulting in losses to the Fund.  When a Fund invests in ETNs, it will bear its proportionate share of any fees and expenses borne by the ETN. Because fees reduce the amount of return at maturity or upon redemption, if the value of the underlying indicator decreases or does not increase significantly, a Fund may receive less than the principal amount of its investment at maturity or upon redemption. In addition, the value of an ETN also may be influenced by time to maturity, level of supply and demand for the ETN, volatility and lack of liquidity in underlying indicator, changes in the applicable interest rates, and economic, legal, political, or geographic events that affect the underlying indicator. Some ETNs that use leverage can, at times, be relatively illiquid, and thus they may be difficult to

March 25, 2019

purchase or sell at a fair price. Leveraged ETNs are subject to the same risk as other instruments that use leverage in any form. There may be restrictions on a Fund’s right to redeem its investment in an ETN, which are generally meant to be held until maturity. A decision by a Fund to sell ETN holdings may be limited by the availability of a secondary market. In addition, although an ETN may be listed on an exchange, the issuer may not be required to maintain the listing, and there can be no assurance that a secondary market will exist for an ETN.

9.

Comment. Please revise your Item 4 and Item 9 disclosures in a manner consistent with Form N-1A.

Response. Please see the attached redlined prospectus.

10.

Comment.  Please disclose the risk that the Fund’s market price may deviate from the value of the its underlying portfolio holdings, particularly in times of market stress, with the result that investors may pay significantly more or receive significantly less than the underlying value of Fund shares bought or sold. For clarity, consider disclosing that this may be reflected as a spread between the “bid” and “ask” prices for the Fund quoted during the day, or a premium or discount in the closing price from the Fund’s net asset value.

Response. The following disclosure has been added:

The market prices of Shares will fluctuate in response to changes in NAV and supply and demand for Shares and will include a “bid-ask spread” charged by the exchange specialists, market makers or other participants that trade the particular security. There may be times when the market price and the NAV vary significantly. This means that Shares may trade at a discount to NAV.

11.

Comment. Please disclose that market makers or authorized participants may reduce their role or step away in times of market stress, which could inhibit the effectiveness of the arbitrage process in maintaining the relationship between the underlying values of the Fund’s portfolio securities and the Fund’s market price. This reduced effectiveness could result in the Fund shares trading at a discount to the net asset value and also in greater than normal intraday bid-ask spreads for Fund shares.

Response.  The following disclosure has been added:

In times of market stress, market makers may step away from their role market making in shares of ETFs and in executing trades, which can lead to differences between the market value of Fund shares and the Fund’s net asset value.

12.

Comment.  Please disclose the risk that in stressed market conditions, the market for an ETF’s shares may become less liquid in response to deteriorating liquidity in the markets

March 25, 2019

for the ETF’s underlying portfolio holdings, and that this adverse effect on liquidity for the ETF’s shares in turn could lead to differences between the market price of the ETF’s shares and the underlying value of those shares.

Response. The following disclosure has been added:

In stressed market conditions, the market for the Fund’s shares may become less liquid in response to the deteriorating liquidity of the Fund’s portfolio.  This adverse effect on the liquidity of the Fund’s shares may, in turn, lead to differences between the market value of the Fund’s shares and the Fund’s net asset value.

Additional Information About Principal Investment Strategies and Related Risks

13.

Comment.  The Staff notes that the Registrant’s Item 4 disclosures are nearly identical to its Item 9 disclosures. Please review the requirements for Item 4 and Item 9 disclosures and revise as necessary.

Response. The following disclosure has been added to the Fund’s Item 9 disclosure:

In pursuing the Fund’s investment objective, the Fund will invest in:

•ETFs that primarily invest in fixed income securities. ETFs will include those that invest in domestic and foreign fixed income securities of any credit rating maturity and duration. Fixed income securities that include high yield bonds (commonly known as “junk bonds”). The Fund considers high yield bonds to be those that are rated lower than Baa3 by Moody’s Investors Service or lower than BBB- by Standard & Poor’s rating group. High yield bonds have a higher expected rate of default than investment grade bonds.

•REITs

•MLPs

The Fund may also invest in short high yield bonds and U.S. treasury securities.

The sub-adviser uses multiple investment models that combine market trend and counter trend following, and market analysis across asset classes to determine when to buy, sell, or hold a security. The sub-adviser evaluates trend following models to track and purchase securities that are perceived as increasing in value and to avoid securities that are perceived to be decreasing in value. The sub-adviser uses a variety of retrospective time-periods to determine if a security is increasing in price relative to other ETFs. The sub-adviser uses counter trend analysis models to identify securities that have demonstrated short term weakness but are generally increasing in value and to sell securities that have appreciated in value rapidly. Furthermore, the sub-adviser uses intermarket

March 25, 2019

analysis to look for divergences between asset classes that tend to either move together or move apart.

Temporary Investments

14.

Comment.  Please explain how the Fund anticipates using repurchase agreements as part of its defensive strategy. Please include the following disclosure “while in a temporary defensive position the Fund may not achieve its investment objective.”

Response. The disclosure has been revised as follows (added text is underlined and deleted text is struck):

To respond to adverse market, economic, political or other conditions, the Fund may invest 100% of its total assets, without limitation, in high-quality short-term debt securities and money market instruments.  These short-term debt securities and money market instruments include: shares of money market mutual funds, commercial paper, certificates of deposit, bankers' acceptances, and U.S. Government securities ~~and repurchase agreements~~.  While the Fund is in a defensive position, the Fund may not achieve its investment objective.  Furthermore, to the extent that the Fund invests in money market mutual funds for cash positions, there will be some duplication of expenses because the Fund pays its pro-rata portion of such money market funds' advisory fees and operational fees.  The Fund may also invest a substantial portion of its assets in such instruments at any time to maintain liquidity or pending selection of investments in accordance with its policies.

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If you have any questions or additional comments, please call Brian Doyle-Wenger at (614) 469-3294 or the undersigned at (614) 469-3353.

Sincerely,

/s/Andrew Davalla
Andrew Davalla

March 25, 2019

Appendix A

Shareholder Fees (fees paid directly from your investment)
Maximum Sales Charge (Load) Imposed on Purchases	None
Maximum Deferred Sales Charge (Load)	None
Maximum Sales Charge (Load) Imposed on Reinvested Dividends and Other Distributions	None
Redemption Fee	None
Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	0.84%
Distribution and/or Service (12b-1) Fees	0.00%
Other Expenses(1)	0.35%
Acquired Fund Fees and Expenses(2)	0.26%
Total Annual Fund Operating Expenses	1.45%
Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement	1.45%

(1) Other Expenses are estimated for the Fund’s current fiscal year.

(2) Acquired Fund Fees and Expenses, which are estimated for the Fund’s current fiscal year, are the indirect costs of investing in other investment companies. The operating expenses in this fee table will not correlate to the expense ratio in the Fund’s financial highlights because the financial statements include only the direct operating expenses incurred by the Fund.